July 15, 2016

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Erin E. Martin
David Lin

Re:	The First Marblehead Corporation
Revised Preliminary Proxy Statement on Schedule 14A
Filed July 1, 2016
File No. 001-31825

Dear Ms. Martin and Mr. Lin:

The First Marblehead Corporation (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to the Company’s Preliminary Proxy Statement on Schedule 14A, initially filed with the Commission on June 16, 2016 (File No. 001-31825), as amended by the Company’s Revised Preliminary Proxy Statement on Schedule 14A, filed with the Commission on July 1, 2016 (File No. 001-31825) (the “Preliminary Proxy Statement”). This letter, together with Amendment No. 2, sets forth the response of the Company to the comment contained in your letter dated July 13, 2016 (the “Comment Letter”), relating to the Preliminary Proxy Statement. The response set forth herein is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

Set forth below in bold is the comment of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in the Comment Letter and immediately below the comment is the response of the Company with respect thereto.

Terms used but not otherwise defined in this letter have the respective meanings ascribed to such terms in the Preliminary Proxy Statement. Page references in the response set forth below are to pages in the clean copy of Amendment No. 2.

On behalf of the Company, we advise you as follows:

Securities and Exchange Commission

Division of Corporation Finance

July 15, 2016

1.	We note your response to comment 1. We note that Mr. Meyers and Mr. Gelber will continue in their management roles and will be directors of the surviving entity; thus, please provide us further analysis of these affiliates being engaged in the transaction taking into account the aforementioned without regard as to whether Mr. Risley may choose to remove them as directors. In this respect, also address the increase in Mr. Gelber’s (i) salary from $475,000 to $700,000 per year and (ii) bonus from a maximum of $237,500 (50% of his annual salary) to a maximum of $525,000 (75% of his annual salary), and whether these increases are reasonable and customary. Also with respect to Mr. Gelber’s compensation, disclose, to the extent known, the size of the equity incentive package for which Mr. Gelber will be eligible; your response indicates that it will be less than 20%, but does not provide any upper limit or range. In this respect, we note that the Compliance and Disclosure Interpretation Question 201.06 that you cite in your response does not stand for the proposition that 20% is a bright line below which no percentage is likely to result in a conclusion that a going private transaction is being conducted. Finally, please tell us whether Mr. Meyers and Mr. Risley communicated about the transaction between their initial conversation during the week of November 16, 2015 and the negotiation of Mr. Meyers’s employment agreement, a point in time when the negotiation of the material terms of the merger agreement were completed.

After careful consideration of the applicability of Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13e-3”), including the Staff’s guidance in Compliance and Disclosure Interpretations: Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 (“C&DIs”), the Company has concluded that neither Mr. Meyers nor Mr. Gelber (together, the “Management Parties”) is an affiliate “engaged in” the transaction for purposes of Rule 13e-3.

As stated in SEC Release No. 34-16075 (August 2, 1979) (the “Release”) and referenced in C&DIs 201.01 and 201.05, while affiliates of the target (e.g., officers or directors) may be deemed to be affiliates of the purchaser in a transaction through “means other than equity ownership as part of the overall sales transaction,” thereby causing those individuals to be “in control of the seller’s business both before and after the transaction,” Footnote 6 of the Release makes clear that “the Commission would not view a person as an affiliate of the purchaser solely because such person enters into or agrees to enter into a reasonable and customary employment agreement or is elected or there is an agreement to elect such person as an executive officer or director of the purchaser.”

In discussing a situation in which there would be continuity of management following a transaction, the Staff noted in C&DI 201.01 that factors to be considered in determining whether Rule 13e-3 applies include “increases in consideration to be received by management, alterations in management’s executive agreements favorable to such management, the equity participation of management in the acquiror, and the representation of management on the board of the

Securities and Exchange Commission

Division of Corporation Finance

July 15, 2016

acquiror.” Further, as described in C&DI 201.05, factors to be considered in connection with whether affiliates of the seller would be considered to be “engaged in” a transaction include whether management of the seller “ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the surviving company in addition to senior management positions, and otherwise be in a position to ‘control’ the surviving company within the meaning of Exchange Act Rule 12b-2.”

In this case, for the reasons discussed below, the Company believes that the Management Parties should not be considered to be “engaged in” the transaction or to be affiliates of Parent and, therefore, not subject to Rule 13e-3, notwithstanding the fact that the Management Parties will continue in their management roles and will be directors of the surviving entity and the changes to Mr. Gelber’s compensation arrangements.

A.	Neither Management Party will control the surviving company through ownership of equity securities.

Neither Management Party will receive any equity securities of the surviving company in the merger, as neither Management Party is participating in an equity rollover or other investment in the surviving company. The Company believes that this fact supports its conclusion that the transaction is not subject to Rule 13e-3.

Moreover, the Company does not believe that Mr. Gelber’s post-closing participation in an equity incentive program of the surviving company supports a conclusion that Mr. Gelber will control the surviving company for purposes of Rule 13e-3, as Parent has advised the Company that:

•	The equity incentive awards to be granted to Mr. Gelber are intended to be a reasonable and customary element of a reasonable and customary overall compensation package designed to incent Mr. Gelber to remain employed with the surviving company following the completion of the transaction. They are not intended to, and will not have the effect of, giving Mr. Gelber control over the surviving company.

•	Parent anticipates that all equity awards granted to Mr. Gelber will be subject to customary terms and conditions, including with respect to vesting based on Mr. Gelber’s continued employment with the surviving company and/or the achievement of corporate or personal objectives or performance criteria.

•

As disclosed on page 59 of Amendment No. 2, based on Parent’s current discussions with Mr. Gelber, Parent expects the equity incentive awards granted to Mr. Gelber to represent an interest that will not exceed 5% of the surviving company. This modest equity interest, which (as noted above) is intended to constitute incentive compensation and will be subject to vesting conditions, will not result in Mr. Gelber

Securities and Exchange Commission

Division of Corporation Finance

July 15, 2016

controlling the surviving company. Rather, Mr. Risley will have complete control of the surviving company following the transaction.

•	Mr. Gelber’s employment agreement with Parent provides that, if Mr. Gelber and Parent are unable to agree on the terms of Mr. Gelber’s equity incentive awards within three months after the completion of the merger, the parties will retain a nationally recognized executive compensation firm to establish the terms and conditions of the equity incentive awards. This provision is designed to ensure that Mr. Gelber’s equity incentive awards are reasonable and customary and consistent with market practice.

Because the equity incentive awards that Mr. Gelber is anticipated to receive are part of a reasonable and customary compensation package and are not intended to, and will not have the effect of, giving Mr. Gelber control over the surviving company, the Company does not believe that Mr. Gelber’s post-closing participation in an equity incentive program of the surviving company should support a finding that Mr. Gelber will control the surviving company for purposes of Rule 13e-3.

B.	The Management Parties will not control the surviving company by virtue of their post-closing roles as management and directors of the surviving company.

Following the completion of the transaction, the surviving company will, except for equity interests granted under the equity incentive program mentioned above, be wholly owned, directly or indirectly, by Mr. Risley. Although Parent has agreed to the continued employment of the Management Parties as management of the surviving company and their continued service on the surviving company’s Board of Directors, Parent has advised the Company that Mr. Risley will have the ability to, and intends to, appoint all other members to the post-closing Board of Directors of the surviving company and all members of the Board of Directors of its parent companies. As such, Mr. Risley, and not the Management Parties, will have control over the governance and operations of the surviving company. The Management Parties will serve at the pleasure of Mr. Risley and be subject to the ultimate direction of Mr. Risley. Accordingly, the Management Parties will not control the surviving company by virtue of their post-closing roles as management and directors of the surviving company.

C.	The Company believes that the Management Parties should not be deemed to be affiliates “engaged in” the transaction by virtue of the terms of the employment arrangements that they negotiated with Parent.

The Company believes that the Management Parties should not be deemed to be affiliates “engaged in” the transaction by virtue of the terms of the employment arrangements that they negotiated with Parent:

Securities and Exchange Commission

Division of Corporation Finance

July 15, 2016

•	First, as disclosed in the Preliminary Proxy Statement, the terms of Mr. Meyers’s employment agreement with Parent are substantially similar to the terms of his current employment agreement with the Company.

•	Second, Parent has advised the Company that the changes to the terms of Mr. Gelber’s employment reflected in his employment agreement with Parent are reasonable and customary. Parent has advised the Company that Parent believes that Mr. Gelber’s current compensation levels with the Company are significantly below market levels for similarly situated employees and that the increase in Mr. Gelber’s base salary and bonus opportunity is necessary to bring Mr. Gelber’s cash and overall compensation to market levels, particularly in light of the increased duties and responsibilities that Mr. Gelber will have with the surviving company following completion of the transaction. In addition, Parent expects that Mr. Gelber’s post-closing cash compensation following the completion of the transaction will constitute a larger percentage of his overall compensation, compared to his pre-closing cash compensation. Parent believes that this change in compensation mix is reasonable and customary in light of the fact that the surviving company will not be able to use publicly traded equity securities as part of Mr. Gelber’s compensation package.

Accordingly, the Company believes that the Management Parties should not be deemed to be affiliates “engaged in” the transaction by virtue of the terms of their employment arrangements with Parent, including the reasonable and customary increase in Mr. Gelber’s base salary and bonus opportunity.

D.	The Management Parties should not be viewed as affiliates “engaged in” the transaction by virtue of their understandings with Parent that they will serve as officers and directors of the surviving company because they were prohibited from discussing their post-closing roles until after Parent and the Independent Committee agreed on the merger consideration and the other material terms of the merger agreement.

The Company believes that the Management Parties should not be deemed to be affiliates “engaged in” the transaction by virtue of their understandings with Parent that they will serve as officers and directors of the surviving company because (i) the Management Parties were contractually prohibited from discussing with Parent their post-closing roles with the surviving company, whether as management or a director of the surviving company, under the Management Parties’ “rules of the road” letters with the Company, described in more detail below, and (ii) a committee of independent directors (the “Independent Committee”) established by the Company’s Board of Directors (the “Board”) did not authorize management to discuss with Parent their post-closing roles with the surviving company until after the Independent Committee agreed on the merger consideration and the other material terms of the merger agreement.

Securities and Exchange Commission

Division of Corporation Finance

July 15, 2016

The Management Parties have advised the Company that, at the time that the merger agreement had been substantially negotiated (including as to price and other material terms), neither Management Party had any expectation regarding his post-closing role with the surviving company, whether as a member of management or as a director, or any of the terms or conditions applicable thereto. Because the merger consideration and other material terms of the merger agreement were agreed prior to any discussions between the Management Parties and Parent regarding the Management Parties’ respective post-closing roles with the surviving company, the Management Parties should not be deemed to be affiliates “engaged in” the transaction by virtue of their understandings with Parent that they will serve as officers and directors of the surviving company.

E.	The Company’s Board of Directors implemented numerous procedural safeguards to ensure that the Management Parties could not influence the Company’s evaluation or negotiation of the transaction with Parent.

The Company believes that the Management Parties should not be considered to be “engaged in” the transaction because the Board adopted several procedural safeguards designed to ensure that the Management Parties could not influence the Company’s evaluation or negotiation of the transaction with Parent:

•	The negotiations between Parent and the Company were conducted under the exclusive direction and supervision of the Independent Committee, which met 18 times to consider and review the terms of the proposed transaction with Parent and potential strategic alternatives thereto. The Independent Committee did not include either Management Party, and no member of the Independent Committee was affiliated with Mr. Risley, Parent, Transitory Subsidiary or management of the Company.

•	The Independent Committee engaged its own financial advisor to evaluate the proposed transaction with Parent and to conduct a comprehensive market check, during which it contacted 15 prospective buyers, to assess the interest of parties other than Parent in pursuing a strategic transaction with the Company.

•	Each of the Management Parties signed a “rules of the road” letter, which prohibited him from initiating or otherwise engaging in any discussions or negotiations with any third party with respect to any transaction in which he or other members of Company management could be asked to become equity participants or be offered managerial positions in a successor entity, except to the extent such third party was approved by the Independent Committee and then only in accordance with directions from the Independent Committee.

Securities and Exchange Commission

Division of Corporation Finance

July 15, 2016

•	The Independent Committee never authorized either Management Party to, and neither Management Party did, negotiate any of the terms of the transaction with Parent. Specifically, the Company confirms that Mr. Meyers and Mr. Risley did not communicate about the transaction between their initial conversation during the week of November 16, 2015 and the negotiation of Mr. Meyers’s employment agreement, a point in time when the negotiation of the material terms of the merger agreement were completed.

In light of these procedural safeguards, which prevented either Management Party from participating in or influencing the Company’s evaluation or negation of the transaction, the Company believes that the Management Parties should not be considered to be “engaged in” the transaction.

F.	The transaction does not raise the concerns that Rule 13e-3 was intended to address.

Finally, and as noted in greater detail in our letter to the Staff dated July 1, 2016, the opportunity for abuse that Rule 13e-3 was designed to address is not present for the following reasons:

•	The merger was the result of arm’s-length negotiations between Parent and the Independent Committee, which with the aid of its nationally recognized financial advisor conducted an extensive market check that resulted in no alternative acquisition proposals, notwithstanding public disclosure of Mr. Risley’s discussions with the Company regarding a potential transaction over two months prior to the Company’s execution of the merger agreement with Parent.

•	The Management Parties had no ability to influence the Board’s evaluation and negotiation of the merger agreement, as the Board delegated exclusive authority regarding such matters to the Independent Committee and, in approving the merger agreement (as required by Delaware corporate law), the Board acted in accordance with the unanimous recommendation of the Independent Committee.

•	The merger agreement cannot be adopted under Delaware law without broad-based support from unaffiliated stockholders, and the Company’s unaffiliated stockholders are free to vote against the merger, if they so choose.

•	No unaffiliated stockholder will be coerced into voting in favor of the merger for fear of an illiquid market, loss of securities laws protection or further efforts to eliminate their equity.

•	None of the members of the Company’s management are currently represented on the Board of Directors of Parent or were otherwise affiliated with Parent prior to the execution of the merger agreement.

Securities and Exchange Commission

Division of Corporation Finance

July 15, 2016

G.	Conclusion.

For the reasons discussed above, the Company believes that the Management Parties should not be considered to be “engaged in” the transaction or to be affiliates of Parent and, therefore, not subject to Rule 13e-3, notwithstanding the fact that the Management Parties will continue in their management roles and will be directors of the surviving entity and the changes to Mr. Gelber’s compensation arrangements.

*        *        *         *        *

Securities and Exchange Commission

Division of Corporation Finance

July 15, 2016

If you have any further questions or comments, or if you require any additional information, please contact Hal J. Leibowitz at (617) 526-6461 or the undersigned at (617) 526-6317. Thank you for your assistance.

Very truly yours,

/s/ Joseph B. Conahan

Joseph B. Conahan

cc:	Suzanne Murray, Esq.
General Counsel and Secretary
The First Marblehead Corporation

Hal J. Leibowitz, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109